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                                  EXHIBIT 5.2
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[DRAFT]

[Month] [Day], 1998

The Board of Trustees
Harris Financial MHC
235 North Second Street
Harrisburg, PA 17105

The Board of Directors
Harris Financial, Inc.
235 North Succored Street
Harrisburg, PA 17105

The Board of Directors
Harris Savings Bank
235 North Second Street
Harrisburg, PA 17101

Members of the Board:


You have requested our opinion as to the fairness from a financial point of view, to the Minority Stockholders (the "Minority") of Harris Financial, Inc., (the "Company") and the Members (i.e., depositors of Harris Savings Bank, the "Bank") (the "Members") of Harris Financial, MHC (the "Mutual Company"), of the price at which 2,000,000 Shares of common stock (the "Shares") are being offered by the Company pursuant to the Plan Of Stock Issuance for Secondary Offering (the "Offering") which was adopted by the Company on June 16, 1998.

The Shares of Common Stock are being offered in the Subscription Offering in descending order of priority to (i) depositors whose accounts in the Bank totaled $50 or more on May 31, 1997 ("Eligible Account Holders"), (ii) the Bank's ESOP, (iii) depositors of the Bank with aggregate deposits of $50 or more on June 30, 1998 ("Supplemental Account Holders"). Remaining Shares, if any, will be sold in a Community Offering to members of the general public, with a preference given first to Minority Shareholders as of March 31, 1998, and then to those natural persons who are residents of the Community (collectively, the "Subscribers").

The Offering will increase the Minority Ownership interest of the Minority to 30.8% (31.6% on a diluted basis) from 24.9% of the Company's total common stock outstanding. The 2,000,000 shares offered will be issued by the Company and simultaneously canceled by the Mutual Company, thus reducing the Mutual Company's ownership interest in the Company from 75.1% to 69.2% (68.4% on a diluted basis). Shares for the Management Recognition Plan (4% of the Shares offered) and Stock Option Plans (10% of the Shares offered), will be issued from authorized but unissued shares, thus arriving at the diluted Minority Ownership interest of 31.6%.

Ryan, Beck & Co., Inc., as a customary past of its investment banking business, is engaged in the valuation of banking and thrift institutions and their securities in connection with mergers and acquisitions, private placements and public offerings. The Firm is experienced in handling offerings of securities including offerings applicable to the Mutual Holding Company structure. In conducting our investigation and analysis of this transaction, we have met with certain senior members of the Company's and Bank's management to discuss its operations, financial condition and future prospects, and have reviewed and analyzed material prepared, in connection with the Offering, including among the other things, the following: (i) the Offering Circular; (2) the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Bank's Annual Report
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on Form F-2 for the years ended December 31, 1996 and 1995; (3) the Company's
Annual Report to shareholders for the year ended December 31, 1997, and the Bank's Annual Report to shareholders for the years ended December 31, 1996, and 1995; (4) the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998; (5) certain operating and financial information including projections provided to us by management regarding the Company's business and prospects including the pro forma impact of the Offering; (6) historical market prices of the Common Stock and the relationship of the market price to tangible book value and earnings per share; (7) the trading volume in the Common Stock; (8) historical stock market prices associated with all NASDAQ NMS listed Mutual Holding Companies in relation to tangible book value and earnings per share; (9) an analysis of projected fully converted valuations for Mutual Holding Companies and the Company; (10) the trading volume of all NASDAQ NMS listed Mutual Holding Companies; (11) the market for fully converted thrift equities; (12) other such studies analyses, inquiries and examinations as we deem appropriate. While we have taken care in our review, investigation and analyses, we have relied upon and assumed the accuracy, completeness and fairness of the financial and other information provided to us by the Company or which is publicly available and have not attempted to verify such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of the Company's management.

We are familiar with the limited rights conferred upon members of a mutual holding company under current Pennsylvania and federal law and regulation. We also assumed that the Offering and subscriptions received by Subscribers are and will be in compliance with all laws and regulations applicable to the Company and the Bank. We have not been retained to nor have we made or obtained any independent evaluations or appraisals of the assets or liabilities of the Bank or the Company.

We were not engaged to render investment advice to the Minority Stockholders of the Company or the Subscribers or to express a recommendation or opinion to these shareholders or any other party as to whether they should or should not subscribe in the Offering. In addition, we express no opinion on any tax, regulatory or accounting consequences of any aspect of the Offering to the Subscribers or the Minority.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances. Our Opinion is based upon conditions and projections as they exist and can be evaluated on the date hereof. Based upon and subject to the foregoing, it is our opinion as investment bankers that the price at which Shares are being offered is fair to the Minority and Members from a financial point of view as of the date hereof. This Opinion is being provided to the Board of Directors of the Bank, the Company and the Mutual Company, and is to be used solely by the Board of Directors of the Bank, the Company and the Mutual Company for its intended purpose. This Opinion may not be reproduced or used by any other party for any purpose without the prior written consent of Ryan, Beck.

Very truly yours,



RYAN, BECK & CO., INC.